SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

  BRASKEM S.A.

CNPJ No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 8, 2019

On May 8, 2019, at 9:00 a.m., at the Company’s office located at Rua Lemos Monteiro, n° 120, 22º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of Braskem S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Board Member Carla Gouveia Barretto, as well as her respective alternate, were absent due to justified reasons.

AGENDA: Subjects for resolution: After due analysis of the proposals submitted for resolution, which were previously forwarded to the Board Members and shall remain duly filed at the Company’s headquarters, the following resolutions were unanimously taken by the attendees, with the abstentions mentioned below being recorded: 1) PD.CA/BAK-11/2019 – Adjustment of Braskem’s Insurance Policy - the adjustment of the Insurance Policy was approved, according to the terms included in Exhibit I of such PD; 2) PD.CA/BAK-12/2019 – Compressed Natural Gas Supply Agreement entered into between Braskem and CDGN Logística S.A. – the execution of such agreement was approved, according to the terms and conditions included in such PD. Board Member João Cox abstained from participating as he is a member of the Board of Directors of Petrobras; 3) PD.CA/BAK-13/2019 – Execution of an Instrument to Close Contractual Pending Matters and Amendment to the Pyrolysis Oil and Hydrogen Supply Agreement between Braskem and Petróleo Brasileiro S/A - Petrobras - the execution of an Amendment to the Pyrolysis Oil and Hydrogen Supply Agreement and the Instrument to Close Contractual Pending Matters was authorized, according to the terms included in Exhibits III and IV, respectively, of such PD. Board Member João Cox abstained from participating as he is a member of the Board of Directors of Petrobras; 4) PD.CA/BAK-14/2019 – Election of Bylaws Officer - (i) the resignation submitted on 4/18/2019 by Officer Gustavo Sampaio Valverde was recorded, having recorded the votes of gratitude to the resigning Officer for his dedication and contribution during the exercise of his duties as Officer; and (ii) Mrs. Cristiana Lapa Wanderley Sarcedo, Brazilian citizen, married under the partial property ruling, lawyer, enrolled in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. 281.798.748-93, bearer of Identity Card of the Brazilian Bar Association (OAB) No. 173.114, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, nº 120, 22º andar, Butantã, São Paulo/SP, CEP: 05501-050, was elected to perform the role of General Counsel of the Company for the remaining term of office, which will end at the Board of Directors’ meeting taking place after the Annual General Meeting to be held in 2021. The Officer hereby elected will take office on this date, upon execution of the respective instrument of investiture, and represented for the purposes of article

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

  BRASKEM S.A.

CNPJ No. 42.150.391/0001-70 - NIRE 29300006939

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 8, 2019

37, item II, of Law No. 8,934, of November 18, 1994, with wording given by Law No. 10,194, of February 14, 2001, according to the provision of paragraph 1 of article 147, of Law No. 6,404, of December 15, 1976, that she is not prevented by special law nor has she been sentenced for a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, or a crime against the welfare, public faith, or property, nor is she subject to a criminal penalty that prohibits, even if temporarily, the access to public positions. She has also presented, in order to comply with the provisions of CVM Rulings No. 358, of January 3, 2002, and No. 367, of May 29, 2002, written statements in accordance with the terms of said Rulings, which have been filed in the headquarters of the Company. On such occasion, the Board Members welcomed Mrs. Cristiana Lapa Wanderley Sarcedo. Due to the election approved above, the Company’s Executive Office has now the following composition: Fernando Musa – Chief Executive Officer; Cristiana Lapa Wanderley Sarcedo – General Counsel; Edison Terra Filho; Marcelo de Oliveira Cerqueira; Marcelo Arantes de Carvalho; Luiz Eduardo Valente Moreira; and Pedro van Langendonck Teixeira de Freitas – Investor Relations Officer

Adjournment: As there were no further matters to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. São Paulo, May 8, 2019. Signed: Marcelo Lyrio – Chairman; Marcella Menezes Fagundes - Secretary; Fabio Venturelli; Ernani Filgueiras de Carvalho; Gesner José de Oliveira Filho; João Pinheiro Nogueira Batista; João Cox Neto; Julio Soares de Moura Neto; Mauro Motta Figueira; Pedro Oliva Marcilio de Sousa; and Rodrigo J. P. Seabra Monteiro Salles.

I hereby certify that the abovementioned resolutions were extracted from the minutes filed in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Phone (71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Phone (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Phone (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.